For immediate release
                                                                February 5, 2004


                Toyota Announces Third Quarter Financial Results
           Net Revenues, Operating Income and Net Income All Increase
   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


Tokyo--TOYOTA MOTOR CORPORATION (TMC) today announced consolidated financial results for the third quarter ended December 31, 2003.

Toyota's consolidated financial results are reported in accordance with U.S. generally accepted accounting principles (U.S. GAAP). For the purposes of comparison, last term's figures have also been restated according to U.S. GAAP.

On a consolidated basis, net revenues for the quarter totaled 4.38 trillion yen, an increase of 8.2 percent compared to the same period of last term. Operating income increased 11.2 percent to 401.6 billion yen, while net income was 286.4 billion yen, up 59.7 percent from 179.3 billion yen in the third quarter of last term.

Commenting on the results, TMC Executive Vice President Ryuji Araki said, "Despite challenging foreign exchange rate conditions, Toyota achieved year-over-year increases in net revenues and income. Our continued growth is mainly due to significant cost reduction efforts as well as the active development of our overseas operations."

In Japan, demand for new models like the new generation hybrid vehicle Prius and compact minivan SIENTA remained strong despite difficult market conditions. As a result, TMC's third quarter market share (excluding minivehicles) was 44.4 percent, up 0.8 point. Consolidated vehicle sales were 554 thousand vehicles, an increase of nine thousand vehicles compared to the same period of last term.

Consolidated overseas vehicle sales increased 14.7 percent in the third quarter, to 1.14 million vehicles. Toyota's North American sales continued to be strong, as new models like the Sienna minivan and luxury SUV Lexus RX330 mainly contributed to a 28 thousand vehicle sales increase over the same period of last term. As a result, North American retail vehicle sales for the 2003 calendar year crossed the two million mark for the first time to *2.07 million vehicles, and continue to increase at a favorable pace.

In Europe, enthusiastic response to the new Avensis and rapid sales increases in Russia and Eastern Europe resulted in consolidated sales of 218 thousand vehicles, an increase of 28.4% over the same period of last term. As a result, Toyota achieved its 2005 retail sales target of 800 thousand vehicles in the 2003 calendar year reaching 830 thousand vehicles.


                                                                         More...

Consolidated vehicle sales in Asia and other regions also improved by 23.8% to 367 thousand vehicles, mainly due to enhanced marketing efforts and the introduction of products that met market needs.

Total vehicle sales, including Japan and overseas, reached 1.70 million vehicles in the third quarter, an increase of 156 thousand vehicles, or 10.1 percent, compared to the same period of last term.

TMC revised its consolidated vehicle sales forecast for the current fiscal year, which was announced last November. TMC's new sales forecast is 6.65 million vehicles, an increase of 80 thousand vehicles. The new forecast represents 540 thousand vehicle increase compared to the previous fiscal year.

Araki concluded, "As worldwide sales remain favorable and production lines continue to operate at full capacity globally, we hope to set new records in consolidated income this fiscal year."

TMC also raised its unconsolidated forecast in accordance with Japan GAAP for the fiscal year ending March 31, 2004 as follows:

                o    Net sales of 8.8 trillion yen.
                o    Ordinary income of 880 billion yen.
                o    Net income of 560 billion yen

* North American retail vehicle sales figure for the 2003 calendar year includes Puerto Rico and Mexico.

(Please see attached information for details on consolidated and unconsolidated results. Further information is also available on the Internet at
www.toyota.co.jp)
----------------

   Cautionary Statement with Respect to Forward-Looking Statements

This report contains forward-looking statements that reflect Toyota's plans and expectations.

These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements.

These factors include: (i) changes in economic conditions affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro and the British pound; (iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (iv) changes in the laws, regulations and government policies affecting Toyota's automotive operations, particularly laws, regulations and policies relating to environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies affecting Toyota's other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates; (vi) Toyota's ability to timely develop and achieve market acceptance of new products; and
(vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.

A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in the "Operating and Financial Review and Prospects" and "Information on the Company" sections and elsewhere in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.


                                      # # #

Contact: Public Affairs Division at (03) 3817-9130/9150/9161/9179/9195